SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from                      to

COMMISSION FILE NUMBER 1-36764

A.	Full title of the plan: UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UBS GROUP AG

Bahnhofstrasse 45

CH-8098, Zurich, Switzerland

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2015 and 2014 and

For the Year Ended December 31, 2015

With Report of Independent Registered Public Accounting Firm

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Financial Statements and Supplemental Schedule

December 31, 2015 and 2014

and Year Ended December 31, 2015

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

We have audited the accompanying statement of net assets available for benefits of UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (the “Plan”) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan at December 31, 2015, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

New York, New York

June 28, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

We have audited the accompanying statement of net assets available for benefits of the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (the Plan) as of December 31, 2014. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Mitchell & Titus, LLP

New York, New York

June 26, 2015

2

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2015 and 2014

	2015	2014
ASSETS
Investments, at fair value:
Mutual funds	$17,930,172	$—
Self-Directed Brokerage Accounts	12,669,007	—
Money market funds	6,281,350	—
UBS Stock Fund	3,570,375	—
Investment in UBS Financial Services Inc. Master Trust, at fair value	—	45,452,968

Total investments, at fair value	40,450,904	45,452,968
Loans receivable from participants	1,678,613	1,296,592
Receivable for securities sold	74,922	—
Investment income receivable	5,866	—
Contributions receivable
Contributions receivable - Participants	15,421	—
Company, net of forfeitures	859,248	1,408,614

Total assets	43,084,974	48,158,174

LIABILITIES
Accrued expenses	—	20,185

Total liabilities	—	20,185

Net assets available for benefits	$43,084,974	$48,137,989

The accompanying notes are an integral part of these financial statements.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year December 31, 2015

2015
ADDITIONS TO NET ASSETS
Investment income
Net depreciation in the fair value of self-directed brokerage accounts	$(875,151)
Net depreciation in the fair value of investments	(233,054)

Total net depreciation in the fair value of investments	(1,108,205)
Dividend and interest income	1,605,921

Net investment income	497,716
Interest income on loans receivable from participants	64,369
Contributions
Participants	1,680,888
Company, net of forfeitures	1,274,399

Total contributions	2,955,287

Total additions	3,517,372

DEDUCTIONS FROM NET ASSETS
Distributions to participants	8,587,174
Administrative expenses	(16,787)

Total deductions from net assets	8,570,387

Net decrease in net assets available for benefits	(5,053,015)
Net assets available for benefits
Beginning of year	48,137,989

End of year	$43,084,974

The accompanying notes are an integral part of these financial statements.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 1	DESCRIPTION OF THE PLAN

The following description of the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (the Plan) provides only general information. Participants should refer to the Prospectus/Summary Plan Description for a more complete description of the Plan’s provisions and detailed definitions of several terms of the Plan.

For year ending December 31, 2014, the assets of the Plan were held in the UBS Financial Services Inc. Master Trust (the Master Trust) and Northern Trust (MT Trustee) was the trustee.

Effective January 1, 2015, a separate trust was established for the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan entitled the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan Trust. Northern Trust (the Custodian) is the custodian of the assets and the UBS Trust Company of Puerto Rico (the Trustee) is the trustee.

General

The Plan, a defined contribution plan, covers employees of UBS Financial Services Incorporated of Puerto Rico (the Company) and any of its subsidiaries or affiliates, which have adopted the Plan, and are residents of and work in Puerto Rico. The Company is a wholly owned subsidiary of UBS Financial Services Inc. (UBS Financial Services), which is a wholly owned subsidiary of UBS Americas Inc. (UBS Americas), which, in turn, is a wholly owned subsidiary of UBS AG (UBS). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan sponsor is UBS Financial Services Incorporated of Puerto Rico.

The Plan became effective January 1, 2000, and has been periodically amended. Although the Plan is expected to continue indefinitely, the Company’s Board of Directors can amend, suspend, or terminate the Plan at any time, provided that such action does not reduce the accrued benefits of any participant.

An employee is eligible to participate in the Plan on the first day of service performed for the Company.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 1	DESCRIPTION OF THE PLAN (continued)

General (continued)

The Plan is established under the laws of Puerto Rico and is subject to Puerto Rico’s contribution limits. All other features of the Plan are similar to those of the UBS 401(k) Plan.

For Plan years prior to 2014, the Plan’s assets were invested in the Master Trust, which, in turn, invests in mutual/collective funds, guaranteed investment contracts (GICs), the UBS Company Stock Fund (the UBS Stock Fund), and short-term investments.

For Plan year 2015, the Plan’s assets are invested in a separate trust named the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan Trust, which in turn invests in mutual funds, the UBS Company Stock Fund (UBS Stock Fund) and short-term investments. In addition to these investment options, the Plan allows participants to maintain Self-Directed Brokerage Accounts.

Certain accounting and other administrative services are provided by the Company and its affiliates at no charge to the Plan.

The Master Trust was established on January 1, 2000, for the Plan and UBS Financial Services Inc. 401(k) Plus Plan (401(k) Plus Plan). Effective April 1, 2003, the Master Trust merged with the UBS Financial Services Inc. Pension Plan Trust (the Pension Plan) to create one trust consisting of the Plan, 401(k) Plus Plan, and the Pension Plan. The investments of all three plans are held in the Master Trust, which is administered by The Northern Trust Company (the MT Trustee). Use of the Master Trust permits the commingling of trust assets for investment and administrative purposes. Although the assets of all three plans are commingled in the Master Trust, the MT Trustee maintains separate supporting records to track the individual activity of the Plan/401(k) Plus Plan (combined) and the Pension Plan. Effective December 10, 2014, the assets of the Pension Plan were removed from the Master Trust and a separate trust was established named the UBS Financial Services Inc. Pension Trust (for the benefit of the UBS Financial Services Inc. Pension Plan). As of December 31, 2014, the UBS Financial Services Inc. Master Trust held assets of the 401(k) Plus Plan and the Plan.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 1	DESCRIPTION OF THE PLAN (continued)

General (continued)

For year ended December 31, 2015, the Plan’s assets were invested in the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan Trust which was established for the Plan on January 1, 2015.

Participant Contributions

A participant’s contributions can consist of “pre-tax contributions,” which reduce the participant’s taxable compensation and “after-tax contributions,” which do not reduce a participant’s taxable compensation, and “rollovers,” which are transfers from other Puerto Rico tax-qualified retirement plans.

For each plan year, a participant is eligible to make pre-tax contributions through payroll deductions, up to 85% of his/her eligible compensation. The dollar amount of a participant’s contributions cannot exceed certain Plan and Puerto Rico Internal Revenue Code (the Code) limits. Eligible compensation is defined as 499-R-2/W-2 Puerto Rico earnings (subject to certain adjustments), not to exceed $265,000 for 2015 and $260,000 for 2014, as adjusted pursuant to the U.S. Internal Revenue Code. Pre-tax contributions are limited by the Code to $15,000 for 2015 and 2014. As a result of Law 92 that became effective May 16, 2006, participants who attained age 50 on or before December 31, 2012, were limited to pre-tax contributions of $16,500 for 2015 and 2014. These limits are subject to change in future years to be consistent with Puerto Rico Code limits.

Participants are also permitted to make after-tax contributions of up to 10% of their eligible compensation provided that the maximum combined rate of a participant’s pre- and after-tax contributions does not exceed 85% of his/her eligible compensation for 2015 and 2014. After-tax contributions may be considered in determining the Company’s matching contribution.

Additionally, participants may make rollover contributions to the Plan, which are transfers from another Puerto Rico tax-qualified retirement plan. The amount rolled over will be credited to a participant’s account and will be treated similar to appreciation on pre-tax contributions for Plan accounting and Puerto Rico income tax purposes.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Company Contributions

Each year, the Company uses pre- and after-tax contributions in determining the amount of the Company’s matching contribution for each participant. Effective January 1, 2012, the match formula and eligible participants (eligible participants was only changed for the 2012 Plan year) were changed. The Company’s match is calculated by multiplying each participant’s pre-tax and after-tax contributions (up to 4% of eligible compensation) by 75% and is limited to $3,000. Company match contributions and earnings are invested according to the participant’s investment elections in effect for Company contributions, which can be different or similar to their pre-tax, and after-tax contribution elections. For plan years 2015 and 2014, all participants regardless of their earnings were eligible to receive the Company match.

The Company also provides a retirement contribution (basic profit-sharing contribution) equal to a percentage of the participant’s eligible compensation based on the participant’s years of service with the Company as of the beginning of the plan year. The retirement contribution is invested according to the participant’s investment election in effect for Company contributions, which can be different or similar to their pre- and after-tax contributions.

The Qualified Deferred Payment (QDP) feature is a supplemental profit-sharing contribution provided to participants who satisfy certain eligibility requirements. The contribution amount is based on a participant’s age at the beginning of the plan year. QDP contributions and earnings are invested according to the participant’s investment elections in effect for Company contributions, which can be different or similar to their pre- and after-tax contribution elections.

If a participant has not selected his or her investment elections, the Company contributions are invested in the target year lifecycle funds, the default investment option.

Participant Accounts

Under the Plan, each participant has two accounts—an employee account (Employee Account) and a company account (Company Account). Both accounts are managed by the employee as a single account. Only one asset allocation can be selected for both accounts. The participant’s Employee Account reflects all of the participant’s contributions in addition to income, gains, losses, withdrawals, distributions, loans, and expenses attributable to these contributions.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Participant Accounts (continued)

The participant’s Company Account reflects his/her share of the Company’s contributions from the Company match, the Company retirement contribution, and the QDP for each plan year and the income, gains, losses, withdrawals, distributions, and expenses attributable to these Company contributions.

Participants can make separate investment elections for their future pre- and after-tax contributions (directed to the Employee Account) and for their employer contributions (directed to the Company Account).

Vesting

Participants are immediately vested in their Employee Account. A participant is fully vested in the Company match, retirement and QDP contributions and earnings thereon after attaining either three years of service, reaching age 65, becoming totally and permanently disabled, or upon death.

Forfeited balances of terminated participants’ unvested Company Accounts are used to reduce the Company’s contributions to the Plan. Unallocated forfeited balances as of December 31, 2015 and 2014, were $7,002 and $31,874 respectively, and were used to reduce Company contributions made in the following plan year.

Distributions and Withdrawals

After-tax contributions, including any income and loss thereon, may be withdrawn by participants at any time in accordance with the Plan’s provisions. Withdrawals of pre-tax contributions or vested Company contributions are permitted, subject to certain limitations as set forth in the Code. All withdrawals or a portion thereof are subject to taxation as set forth in the Code.

Upon termination of service, a participant may elect to receive a distribution of the vested portion of his/her account in a lump-sum amount or in installments over a period of up to 10 years. Distributions consist of common stock or cash from the UBS Stock Fund and cash from all other funds.

Participant Loans

Participants may obtain loans from the Plan. The minimum amount that may be borrowed is $1,000 and the maximum amount is limited to the lesser of 50% of the value of a participant’s vested account balance, or $50,000, reduced by the participant’s highest outstanding loan balance over the previous 12 months. The interest rates ranged from 5.25% to 10.25% for the years ended December 31, 2015 and 2014.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Participant Loans (continued)

Loans are payable in equal installments, representing a combination of interest and principal by withholding from the participant’s paychecks. The outstanding principal amount of any loan can be repaid on any business day. In the event a participant has a loan outstanding under the Plan, various limitations exist on such participant’s right to receive additional loans under the Plan. If a loan is not repaid within 90 days, it will automatically be treated as a distribution to the participant.

Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity of the Company, each participant affected shall become fully vested in his/her Company Account. Any unallocated assets of the Plan then held by the Custodian shall be allocated among the appropriate Company Accounts and Employee Accounts of the participants and will be distributed in a manner determined by the Company.

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

Payments of Benefits

Benefits to participants are recorded when paid.

Loans Receivable from Participants

Loans receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on loans receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant does not make loan repayments for more than 90 days, the Plan administrator will deem the participant loan to be a distribution and the participant loan balance is reduced and a benefit payment is recorded.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Administrative Expenses

The Plan’s administrative expenses are paid by the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping, trustee, legal, audit, and investment consulting. Expenses relating to the Plan’s investments (investment management fees and commissions) are charged to the specific investment fund to which the expense relates.

Investment Valuation and Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought, sold and held during the year.

Prior to January 1, 2015, the Plan records its investment in the Master Trust at fair value, which represents the Plan’s specific interest in the net assets of the Master Trust.

Investments held by the Master Trust are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 4 for a discussion of fair value measurements).

For year ending 2015, the Plan records its investment in the UBS Financial Services Incorporated of Puerto Rico Plus Plan Trust (the Trust) at fair value, which represents the Plan’s interest in the net assets of the Trust.

Investments held by the Trust are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 4 for a discussion of fair value measurements).

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

New Accounting Pronouncement

In May 2015, the FASB issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. Management is currently assessing the potential impact of ASU 2015-07 on the Plan’s financial statements and does not believe that it will have a material impact on the Plan’s financial statements.

In July 2015, the FASB issued ASU 2015-12, (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient — consensuses of the FASB Emerging Issues Task Force (alternatively, “ASU 2015 – 12”). This is a three-part standard that provides guidance on certain aspects of the accounting by employee benefit plans. The ASU, which is being released in response to consensuses reached by the EITF, (1) requires an employee benefit plan to use contract value as the only measurement amount for fully benefit-responsive investment contracts (“FBRICs”), (2) simplifies and increases the effectiveness of plan investment disclosure requirements for employee benefit plans, and (3) provides employee benefit plans with a measurement-date practical expedient similar to the practical expedient provided to employers in ASU 2015-04, Practical Expedient for the Measurement Date of an Employer’s Defined Benefit Obligation and Plan. ASU 2015-12 will be effective for the Plan in fiscal years beginning after December 15, 2015, with early adoption permitted, and will be applied retrospectively for Parts I and II and prospectively for Part III. Management is currently evaluating the standard and does not believe that it will have a material impact on the Plan’s financial statements.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 3	SUBSEQUENT EVENTS

Management has evaluated its subsequent event disclosure through June 28, 2016, the date the Plan’s financial statements are available to be issued.

Effective January 1, 2016, the Plan was amended and restated to impose a 20% cap on the amount of employee and employer contributions that may be allocated to the UBS Stock Fund and a 20% cap on the amount of any reallocation/transfer that may be allocated to the UBS Stock Fund and to make other desired changes.

NOTE 4	INVESTMENTS

Effective December 10, 2014, the assets of the UBS Financial Services Inc. Pension Plan were removed from the Master Trust and a separate trust was established named the UBS Financial Services Inc. Pension Trust (for the benefit of the UBS Financial Services Inc. Pension Plan). As of December 31, 2014, the UBS Financial Services Inc. Master Trust held assets of the UBS Financial Services Inc. 401(k) Plus Plan and the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (See Note 4 for a schedule of investments).

Prior to December 10, 2014, the Master Trust held the investments of the Plan, 401(k) Plus Plan, and the Pension Plan. Each participating retirement plan has a divided interest in the Master Trust. As such, investment and related income and expenses are allocated to the Plan based upon its individual interests in the investments of the Master Trust. The Plan and 401(k) participating interests in the investment funds of the Master Trust are based on account balances of the participants and their elected investment funds. The Master Trust’s assets are allocated by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The MT Trustee accounts for the Pension Plan’s investment income and expenses in a separate account from the Plan and the Plan/401(k) Plus Plan (combined).

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 4	INVESTMENTS (continued)

The following is a summary of the net assets for the Master Trust and the Plan’s percentage interest as of December 31, 2014:

	December 31, 2014
	Master Trust	Plan’s ownership percentage
Mutual/collective funds
U.S.	$2,355,844,689	1%
International regions	7,730,235	2%
GICs	129,615,080	0%
UBS Stock Fund	228,787,352	2%
Short-term investments	137,481,833	5%

	$2,859,459,189
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,191,768
Investment income receivable	144,730

	$2,861,795,687

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 4	INVESTMENTS (continued)

The following table represents investment income earned by the Plan for the year ended December 31, 2015:

Net appreciation (depreciation) in fair value of investments

Mutual funds	$(1,034,738)
Self Directed Brokerage Accounts	(875,151)
Money market funds	—
UBS Stock Fund	801,684

(1,108,205)

Dividend and interest income	1,605,921

Total Plan investment income	$497,716

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 4	INVESTMENTS (continued)

At December 31, 2015, the investments within the Plan that represented 5% or more of the Plan’s net assets available for benefits are as follows:

MFO VANGUARD MONEY MARKET RESERVES INC PRIME PORTFOLIO	$6,287,690
UBS GROUP AG COMMON STOCK	3,570,375
MFO VANGUARD 500 INDEX ADMIRAL SHARES	3,522,546
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2030 FD	2,565,229

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 4	INVESTMENTS (continued)

At December 31, 2014, the investments within the Master Trust that represented 5% or more of the Plan’s net assets available for benefits are as follows:

UBS AG SHS COM	$228,787,352
MFB NT COLLECTIVE S&P500 INDEX FUND - DC - NON LENDING - TIER TWO	204,830,277
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2020 FD	142,932,368
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2030 FD	130,477,141
MFO UBS MONEY SER SELECT PRIME PFD FD	128,013,574
HEWITT MONEY MARKET FUND	87,246,385
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2040 FD	80,365,647
MFO UBS SMALL CAP GROWTH UNIT G	70,194,593
MFO UBS LARGE CAP VALUE UNIT Q	67,177,507
MFO SMALL CAP VALUE POOL UNIT-C	62,478,522
MFO UBS LARGE CAP GROWTH UNIT P	60,184,772
MFO LARGE CAP GROWTH UNIT-D	58,809,157
MFO UBS MID CAP GROWTH UNIT M	58,761,766
MFO PIMCO FDS PAC INVT MGMT SER TTL RETURN FD INSTL CL	58,598,413
MFO UBS MID CAP VALUE UNIT L	56,938,711
MFO UBS LARGE CAP VALUE UNIT E	52,032,166
THE GROWTH FUND OF AMERICA CLASS R5	44,944,958
GIC ROYAL BANK OF CANADA CNTCT NYDWI08 UBS-0603 RATE: 0.200% OPEN SYNTHETIC	42,899,892
GIC CDC CNTRCT 1859-01 RATE: 0.200% MAT: OPEN SYNTHETIC	42,855,802
GIC TRANSAMERICA LIFE CNTCT MDA01003TR RATE: 0.28% MAT: OPEN SYNTHETIC	42,892,197
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2050 FD	38,835,836
CAPITAL WORLD GROWTH & INCOME FUND CLASS R5	31,176,710
MFO UBS ARTISAN INTL GROWTH UNIT H	29,678,914
MFO UBS DELAWARE INTL VALUE UNIT J	24,263,485
MFO UBS EURO INTL GROWTH UNIT K	23,919,519
MFO UBS MANNING INTL VALUE UNIT N	21,840,336
UBS GLOBAL ALLOCATION FUND CLASS Y	21,186,612
MFO VANGUARD TARGET RET INC FD 308	20,589,292
UBS U.S. ALLOCATION FUND CLASS Y	18,255,067
PACE LARGE COMPANY VALUE EQUITY FUND CLASS Y	18,343,397

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 4	INVESTMENTS (continued)

MFB NORTHN TR GLOBAL INVTS COLTV FDS COLTV EXTD EQTY MKT INDEX FD	$18,204,596
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2010 FD	18,124,411
MFO 1ST EAGLE SOGEN GLOBAL FDS CL I	17,057,449
PACE INTERNATIONAL EQUITY FUND CLASS Y	16,119,157
PACE LARGE COMPANY GROWTH EQUITY FUND CLASS Y	15,529,516
NEW PERSPECTIVE FUND CLASS R5	14,972,891
NEW WORLD FUND CLASS R5	14,696,615
FIRST EAGLE GLOBAL FUND CLASS A	14,379,686
FUNDAMENTAL INVESTORS CLASS R5	14,097,918
MFB NT COLLECTIVE MSCI ACWI EX-US INDEX FUND - DC - NON LENDING - TIER TWO	13,706,746
CAPITAL INCOME BUILDER FUND CLASS R5	13,562,390
SMALL-CAP WORLD FUND CLASS R5	13,442,954
THE INVESTMENT COMPANY OF AMERICA CLASS R5	12,077,150
MFO EMERGING MARKETS UNITS S	10,814,575
ALLIANZGI NFJ SMALLCAP VALUE FUND INSTITUTIONAL CLASS	10,750,506
THE INCOME FUND OF AMERICA CLASS R5	10,403,628
MFO EMERGING MARKETS UNIT R	10,271,140
WASHINGTON MUTUAL INVESTORS FUND CLASS R5	10,024,000
YACKTMAN FOCUSED FUND SERVICE CLASS	9,918,074
IVY ASSET STRATEGY FUND CLASS A	9,673,536
PACE INTERNATIONAL EMERGING MARKETS EQUITY FUND CLASS Y	9,442,125
ALLIANZ GI NFJ DIVIDEND VALUE FUND INSTITUTIONAL CLASS	8,990,075
MFO PIMCO FDS PAC INVT MGMT SER ALL AST FD INSTL CL	8,968,294
MFB NT COLLECTIVE EXTENDED EQUITY MARKET INDEX FUND	8,495,659
THE NEW ECONOMY FUND CLASS R5	8,287,438
NTGI COLTV GOVT STIF REGISTERED	8,142,125
MFB NT COLLECTIVE AGGREGATE BOND INDEX FUND - NON LENDING - TIER TWO	8,118,897
MFB NT COLLECTIVE RUSSELL 1000 INDEX FUND - NON LENDING	8,111,966
OPPENHEIMER DEVELOPING MARKETS CLASS A	7,806,660
AMCAP FUND CLASS R5	7,561,845
THE BOND FUND OF AMERICA CLASS R5	7,294,512

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 4	INVESTMENTS (continued)

LAUDUS U.S. LARGE CAP GROWTH FUND	$6,774,734
MFB NT COLLECTIVE EAFE INDEX FUND-NON LENDING	6,614,759
UBS DYNAMIC ALPHA FUND CLASS Y	6,197,051
ALLIANZGI NFJ LARGE CAP ALUE FUND INSTITUTIONAL CLASS	4,825,095
FPA CRESCENT PORTFOLIO	4,470,495
PACE MORTGAGE- BACKED SECS FIXED INCOME INVESTMENTS FUND CLASS Y	4,438,419
ALLIANZGI GLOBAL SMALL-CAP FUND INSTITUTIONAL CLASS	4,383,877
BLACKROCK GLOBAL ALLOCATION FUND V INC CLASS A	4,367,788
PUTNAM CAPITAL SPECTRUM FUND CLASS A	4,275,366
AMERICAN MUTUAL FUND CLASS R5	3,647,092
T ROWE PRICE CAPITAL APPRECIATION	3,579,805
PERMANENT PORTFOLIO FUND	3,384,695
UBS U.S. SMALL-CAP GROWTH FUND CLASS Y	3,379,903
TEMPLETON GLOBAL BOND FUND CLASS A	3,376,190
PIMCO ALL ASSET ALL AUTHORITY FUND INSTITUTIONAL SHARES	3,360,426
T ROWE PRICE HEALTH SCIENCES	3,350,837
MFO WELLS FARGO SRF G	3,158,958
UBS GLOBAL SUSTAINABLE EQUITY FUND CLASS Y	3,084,561
MAIN STAY MARKET FIELD FUND CLASS I	3,077,642
VIRTUS PREMIUM ALPHA SECTOR FUND CLASS A	3,067,795
PACE INTERNATIONAL FIXED INCOME FUND CLASS Y	3,062,028
THE GROWTH FUND OF AMERICA CLASS F-2	3,027,233
LOOMIS SAYLES STRATEGIC INCOME FUND CLASS A	2,995,658
MANAGERS CADENCE EMERGING COMPANIES FUND INSTITUTIONAL	2,986,428
BLACKROCK EQUITY DIVIDEND FUND CL A	2,780,100
AMERICAN HIGH INCOME TRUST CLASS R5	2,709,398
THE FAIRHOLME FUND	2,684,863
EATON VANCE ATLANTA CAPITAL SMID-CAP FUND CLASS A	2,652,099
PIMCO HIGH YIELD FUND INSTITUTIONAL CLASS	2,640,071
IVY SCIENCE AND TECHNOLOGY FUND CLASS A	2,610,832
PIMCO EMERGING MARKETS BOND FUND INSTL CL	2,582,466
PIMCO INT’L STOCK PLUS AR STRATEGY FD INSTITUTIONAL CLASS	2,463,786

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 5	FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (i.e., exit price).

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number of factors specific to the financial instrument.

Level 1:	Inputs are quoted prices (unadjusted) in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the financial instrument, either directly or indirectly.

Level 3:	Unobservable inputs for the financial instrument.

The following is a description of the valuation methodologies used for assets measured at fair value for Plan years prior to January 1, 2015. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Mutual funds: Funds that are actively traded on an exchange are priced at the net asset value (NAV) of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.

Common and collective trust funds: Funds that are actively traded on an exchange are priced at the NAV of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 5	FAIR VALUE MEASUREMENT (continued)

Money market funds: Records its corresponding value at $1 NAV. Investments are valued at amortized cost unless this would not represent fair value.

UBS Stock Fund: Actively traded securities are valued at the closing price reported on the active market on which the individual securities are traded.

Guaranteed investment contracts (GICs): The fair value of synthetic guaranteed investment contracts equals the fair value of the underlying assets plus the fair value of the wrapper contract. The fair value of the underlying assets primarily consists of commingled investment funds that are valued based on the NAV of shares held. The value of the wrapper contract is calculated by adjusting the current wrap contract fee, less contract fee submitted with market re-bid multiplied by the contract book value, which is discounted using duration equivalent swap rate. The Plan held no interest in the GICs as of December 31, 2015 and 2014.

Self Directed Brokerage Accounts: Mutual funds and money market funds valued at the list price at NAV of shares held by the Plan at the valuation date.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 5	FAIR VALUE MEASUREMENT (continued)

The methods described above may produce a fair value calculation that may not indicate net realizable value or reflect future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no transfers between levels in 2015 and 2014.

At December 31, 2015, the investments held by the Plan within the fair value hierarchy are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds
Lifestyle funds	8,514,665	—	—	8,514,665
Index funds	4,320,269	—	—	4,320,269
Large cap funds	2,437,461	—	—	2,437,461
Bond funds(a)	1,716,062	—	—	1,716,062
International funds	485,157	—	—	485,157
Small cap funds	456,558	—	—	456,558
Self-directed brokerage accounts(b)	12,669,007	—	—	12,669,007
Money market funds(c)	—	6,281,350	—	6,281,350
UBS Stock Fund	3,570,375	—	—	3,570,375

Total Plan at fair value	$34,169,554	$6,281,350	$—	$40,450,904

(a)	This category includes intermediate investment-grade debt funds that invest primarily in highly rated corporate and government bonds. The objective is to provide a return that approximates as closely as practicable, before expenses, the performance of the Barclays Capital U.S. Aggregate Bond Index over the long term.
(b)	This category enhances the participants preselected investment options to include a greater selection of available funds. The objective is to enable participants’ ability to tailor their investment selection to best meet their personal financial goals.
(c)	This category includes money market funds that are designed to protect capital with low-risk investments and includes cash, bank notes, corporate notes, government bills, and various short-term debt instruments.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 5	FAIR VALUE MEASUREMENT (continued)

At December 31, 2014, the investments held by the Master Trust within the fair value hierarchy are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual/collective funds(a)
U.S.	$1,482,723,880	$873,120,809	$—	$2,355,844,689
International regions	—	7,730,235	—	7,730,235

Total mutual/collective funds	1,482,723,880	880,851,044	—	2,363,574,924

GICs(b)	—	129,615,080	—	129,615,080
UBS Stock Fund	228,787,352	—	—	228,787,352
Short-term investments(c)	129,339,708	8,142,125	—	137,481,833

Total Plan and UBS 401(k) investments, at fair value	$1,840,850,940	$1,018,608,249	$—	$2,859,459,189

Adjustment from fair value to contract value for fully benefit-responsive investment contracts				2,191,768

Investment income receivable				144,730

Master Trust net assets				$2,861,795,687

(a)	This category includes intermediate investment-grade debt funds that invest primarily in highly rated corporate and government bonds. The objective is to provide a return that approximates as closely as practicable, before expenses, the performance of the Barclays Capital U.S. Aggregate Bond Index over the long term.
(b)	This category includes synthetic GIC’s. The objective is to provide low risk, contractually guaranteed returns while protecting principal investment.
(c)	This category includes money market funds that are designed to protect capital with low-risk investments and includes cash, bank notes, corporate notes, government bills, and various short-term debt instruments

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 6	RISKS AND UNCERTAINTIES

The Plan invests in various investment instruments that are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 7	RELATED-PARTY TRANSACTIONS

The Plan invests in the common stock of UBS Group. In addition, certain Plan investments are shares/units of mutual funds and short-term investments managed by the Custodian. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During the year ended December 31, 2015, the Plan received a common stock dividend of $187,323 from UBS Group.

Certain officers and employees of the Plan’s sponsor (who may also be participants in the Plan) perform administrative services related to the Plan’s operation, record keeping and financial reporting. The Plan’s sponsor pays these individuals’ salaries and also pays certain other administrative expenses on the Plan’s behalf. The foregoing transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Code and ERISA’s rules on prohibited transactions.

The UBS mutual funds’ investment advisor, administrator, and distributor is UBS Asset Management (AM), a direct, wholly owned subsidiary of UBS Americas. UBS AM earns management fees from the UBS AM Funds offered in the self-directed window and the UBS Select Money Market Fund, which is offered in one of the core funds. These fees were paid by the participants.

NOTE 8	TAX STATUS

The Plan has received a favorable determination letter from the Commonwealth of Puerto Rico Department of Treasury (the Treasury) dated August 24, 2001, stating that the Plan is qualified under Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994 (PRIRC-94) and, therefore, the related trust is exempt from taxation. The PRIRC-94 was replaced January 31, 2011, by the Internal Revenue Code for a New Puerto Rico (the Puerto Rico Code), and the

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 8	TAX STATUS (continued)

retirement plan rules are now enacted as Puerto Rico Code Section 108.01. Subsequent to this determination by the Treasury, the Plan was amended and restated effective January 1, 2011, to include all separate and subsequent amendments (through 2013) and conform to the qualification requirements of the Puerto Rico Code. On April 10, 2014, UBS filed for qualified plan status approval with the Treasury. Once qualified, the Plan is required to operate in conformity with the Puerto Rico Code to maintain its qualification. On August 25, 2015, the Plan received a favorable determination letter from the Puerto Rico department of Treasury. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Puerto Rico Code and therefore believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan has not been qualified nor is intended to be qualified under Sections 401(a) or 401(k) of the U.S. Internal Revenue Code.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes the Plan is no longer subject to income tax examinations for years prior to 2012.

NOTE 9	Plan Amendments

During 2015 and 2014 the Plan was amended as follows:

a.	Effective January 1, 2015, the Plan was amended for the following items, common stock, investment committee, loan needs, spouse, matching contribution and loans.

b.	Effective November 11, 2014, the Plan was amended to update the definition for “UBS Shares” and add a definition of “Exchange Offer Effective Date”.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 9	Plan Amendments (continued)

c.	Effective September 22, 2014, the Plan was amended to outline the stock tender offer process, designated independent fiduciary, and voting of common stock.

d.	Effective July 1, 2014, the Plan was amended to allow for in-service distributions to comply with the provisions of Act 77.

SUPPLEMENTAL SCHEDULE

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

EIN: 13-3074649

Plan #: 003

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

As of December 31, 2015

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date and Rate of Interest	Share/Par Value	Current Value
MFO VANGUARD 500 INDEX ADMIRAL SHARES	Mutual funds	18,689	$3,522,546
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2030 FD	Mutual funds	92,541	2,565,229
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2020 FD	Mutual funds	72,520	1,968,908
MFO GE INSTL FDS PREMIER GROWTH EQUITY FD INV CL	Mutual funds	93,478	1,268,498
MFO ADVISORS INNER CIRCLE FD CAMBIAR OPPTY FD INSTL CL	Mutual funds	51,862	1,168,963
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2040 FD	Mutual funds	40,597	1,154,970
MFO PIMCO FDS PAC INVT MGMT SER TOTAL RETURN FD INSTL CL	Mutual funds	112,136	1,129,206
MFO VANGUARD TARGET RET FD 2035	Mutual funds	39,032	657,298
MFO VANGUARD TARGET RET FD 2025 #304	Mutual funds	38,144	595,813
MFO VANGUARD BD INDEX FDS TOTAL BD MKT INDEX FD ADMIRAL SHS #584	Mutual funds	52,312	556,601
MFO VANGUARD INDEX TRUST EXTENDED MKTS INDEX FD ADMIRAL SHS	Mutual funds	7,063	449,070
MFO VANGUARD TARGET RET FD 2015 #303	Mutual funds	30,613	435,617
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2010 FD	Mutual funds	16,596	412,907
MFO VANGUARD STAR FD VANGUARD TOTAL INTLSTOCK INDEX FD ADMIRAL SHS	Mutual funds	14,383	348,653
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2050 FD	Mutual funds	11,014	313,777
MFO VANGUARD TARGET RET FD 2045 #306	Mutual funds	17,606	313,028
MFO ROTHSCHILD U S SMALL-CAP VALUE FD INSTL CL	Mutual funds	20,052	189,093
MFO ARTISAN FDS INC INTL FD INSTL SHS	Mutual funds	5,644	162,837
MFO UBS SMALL CAP GROWTH CL P	Mutual funds	7,967	161,975
MFO LAUDUS TR MONDRIAN INTL EQTY FD INSTL SHS	Mutual funds	22,133	125,718
MFO AMG FDS TIMESSQUARE SMALL CAP GROWTHFD INSTL CL	Mutual funds	6,968	105,489
MFO OPPENHEIMER DEVELOPING MKTS FDS CL I	Mutual funds	3,083	92,420
MFO VANGUARD TARGET RET INC FD 308	Mutual funds	7,391	92,024
MFO 1ST EAGLE SOGEN GLOBAL FDS CL I	Mutual funds	881	45,417
MFO LOOMIS SAYLES INVT TR FORMERLY LOOMIS S	Mutual funds	2,829	42,006
MFO PIMCO FDS PAC INVT MGMT SER ALL AST FD INSTL CL 722005626	Mutual funds	2,966	30,256
MFO UBS GLOBAL ALLOCATION CL P	Mutual funds	1,540	16,759
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2060 FD	Mutual funds	177	4,826
MFO VANGUARD TARGET RETIREMENT 2055 FUND	Mutual funds	9	269

			17,930,172

Self-Directed Brokerage Accounts	Self-Directed Brokerage Accounts	-	12,669,007

MFO VANGUARD MONEY MARKET RESERVES INC PRIME PORTFOLIO	Money market funds	6,280,615	6,280,615
NTGI COLTV GOVT STIF REGI STERED	Money market funds	735	735

			6,281,350

UBS Stock Fund	UBS Stock Fund	184,325	3,570,375

Total investments at fair value			40,450,904

Participant loans*	5.25% to 10.25%		1,678,613

*Party-in-interest

Note: Cost information is not required because investments are participant directed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

/s/ Michael O’Connor
Name:	Michael O’Connor
Title:	Plan Administrator

Date: June 28, 2016